

WOMP

2019- Report

Dear investors,

We are hanging in there! we have some exciting updates about our software and services. We apologize for no updates sooner but we have been slammed helping out during the crisis, getting our software ready for release, and raising our bridge round.
But needless to say I am so grateful for your investment and support! We have some pretty awesome things to show you guys soon!

We need your help!

We are currently raising a bridge round angel, private and early stage venture funds. We are looking to raise a $800k round (we've close $225k) before we go to market- if anyone has any leads or intros they can offer that would be very appreciated.

We are also looking for signups to our private beta- you can sign up at: womp.xyz

Sincerely,

Gabriela Trueba
Founder / CEO

Our Mission

Womp plans to be the go-to solution for generating, bundling, sharing and modifying 3D content. Our software can bring the most powerful aspects of 3D into one single platform. Womp plans to bring 3D into the mainstream and its platform will enable an easy 3D experience for the consumer.

See our full profile

How did we do this year?

Report Card

C-

The Good

- great software advances
- exciting new features
- will be releasing software with new and better features

The Bad

- fundraising hurdles- we weren't able raise our $1.2M round faster.
- fundraising hurdles- we had a corporate investor fall through.
- Fundraising hurdles- Corona virus!

2019- At a Glance

Fiscal Year Ends January 18

$339,660 +350%
Revenue

-$73,421
Net Loss

$10,009 +332%
Short Term Debt

$98,399
Raised in 2019

$25,000
Cash on Hand
As of 02/ 1/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Did you know you can 3D scan objects, modify them, and reproduce them in a variety of 3D printing materials like ceramics or metals? Did you know you can design things from scratch and interact with them on your browser and/or in Augmented Reality? Womp is the first smart platform merging the latest in web3D, mixed reality, and 3D printing. It's like Squarespace for 3D: Womp allows anyone to create, interact, share and print their ideas all in one place, zero knowledge required.

Womp plans to be the go-to solution for generating, bundling, sharing and modifying 3D content. Our software can bring the most powerful aspects of 3D into one single platform. Womp plans to bring 3D into the mainstream and its platform will enable an easy 3D experience for the consumer.

Milestones

Womp Studio LLC was incorporated in the State of Delaware in September 2016.

Since then, we have:

- INNOVATIVE TECH- Game changing tech (Website + IOS APP)

- 4X REVENUE- Last year over the year prior.
- STRONG TEAM- Lean, agile, passionate and close team with unique insight.
- VETTED- In 2 years, 300+ happy customers. Trusted by giants in tech and consumer products (cosmetics, footwear, and leaders in 3D printing).
- INSIGHT- Unique insight into bridging consumers into 3D, product development, manufacturing and the future of 3D/AR.
- TIMING- THE 4TH INDUSTRIAL REVOLUTION IS HERE! with the rise of AI + AR, rapid advances in 3D tech, and the drop in 3D printing costs we are closer than ever to 3D going mainstream.
- MARKET- The 3D market is at $11B and growing fast: projected at $108B by 2021 and $500B by 2030.

Historical Results of Operations

Our company was organized in September 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended January 18, 2020, the Company had revenues of $339,660 compared to the year ended January 18, 2019, when the Company had revenues of $75,423. Our gross margin was 64.37% in fiscal year 2020, compared to 2.96% in 2019.
- *Assets.* As of January 18, 2020, the Company had total assets of $110,796, including $4,149 in cash. As of January 18, 2019, the Company had $79,524 in total assets, including $6,573 in cash.
- *Net Loss.* The Company has had net losses of $73,421 and net losses of $136,797 for the fiscal years ended January 18, 2020 and January 18, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $10,009 for the fiscal year ended January 18, 2020 and $2,316 for the fiscal year ended January 18, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $250,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Womp Studio LLC cash in hand is $25,000, as of February 2019. Over the last three months, revenues have averaged $33,556/month, cost of goods sold has averaged $9,913.30/month, and operational expenses have averaged $32,466/month, for an average burn rate of $8,823.30 per month. Our intent is to be profitable in 12 months.

WE made $250k in revenue in 2018. We 3x our revenue. We reduced our operational costs by 1/5

We are expecting to x4 our revenues with the investment. We also expect to see a reduction in our expenses as we can finish our software that allows us to optimize costs.

We are liquidating $80,000 worth of unused materials and equipment.

No

Net Margin: -22% **Gross Margin: 64%** **Return on Assets: -66%** **Earnings per Share: -$7,342.10**

Revenue per Employee: $113,220 **Cash to Assets: 4%** **Revenue to Receivables: 2,240%** **Debt Ratio: 9%**

Womp_Financial_Statements_-_FY19.pdf

Womp_Financial_Statements_-_FY19.pdf

FS__restated__2018-12_Womp_Studio__LLC_D190704_signed__1_.pdf

Womp_Studio_LLC_12-31-17_FS.PDF

FS_Womp_Studio__LLC_2018-12.pdf

We ❤ Our 159 Investors

Thank You For Believing In Us

Peter Dolch
Johnson Hor
Raymond Wu
Nadhamuni R Kamireddy
Anthony Avalos
Harshad Joshi
Alan Aspera
Wayne Zbytovsky
Suresh Goel
George Zraick
Muhamad Faizul Ramli
Channa Obeyesekere
Tamara Moran
Reid Chavis
Carl Mensah
Yonasan Schwartz
Simon Skowronski
Daniel Weller
David Page
Sara Ali
Patrick Enweronye
Md Mahbub Ur Rashid
Beverly Jenkins

Matthew Rayner
Timothy Mayeur
Frank Palazzolo
Jorge A Mendoza Barajas
Craig Vom Lehn
Ronald E Chandler
Douglas G Mancosky
Steve Harant
Robert Collini
Carl Lumma
Paul Varkey
Antony Sebastian
Manoj Lnu
Michael Teske
Jose Yepez
Nathan Miller
Gabrielle DiBuono
Gloria Su
Edward Bearce Jr
Archik Jindal
Jude Walsh
Jesse M Micander
Connie Wang

Nelson Martins
Steef Van Winkel
Roger Steciak
Alexander Clarence McInt...
Scott Underwood
Joshua D Hicks
Zarko Runko
Adam Thodey
Lee Brocklehurst
Rockson K Tannor Jr
Gregg Johnson
Ismail Saleh Dalloul
Amy T Mintner
Karolyn Son
Mark Danak
Chris Keenan
Ryan Ashton
Lance Price
Cristian Nicolaescu
Shuzhi Yu
Lincoln Tetreault
Ragi Edde
Reid Ainsworth

Rob Britton
Rolando Brown
Georgios Papadimitriou
Stephen Mathai
Theresa Caravello
Bryan Saint-Louis
Joseph CHRISTY
Baron Huntington
Gregory Lellis
Dana M Goldstein
Paul Andre N'guessan
Manvendra Bisht
Okwudili C Amaechi
Walker Morgan
James P Daghfal
George Hauser
Johnny Stegall
Jose Salvador
Thomas Wensing
Julian Kopald
Brian Didsbury
Avinash V Deshmukh
Sushanth Nayak

Balarama Nalluri
Amelia Merante
Matthew Phillips
Jonathan Rath
Arun S Ramasubramanian
Lyle Notice
Israel Beteguella
Bharat Raj Agrawal
Marcus Morgan
Timothy V Chavis
Rainer Filthaut
Garrison Adomian
Nikki WILLIAMS
Carol A. Smoke
Stephen Stanton
Rajasekhar Yakkali
Kelly Subbaiah
David Troxell
Nam Nguyen
Jeanne Maberry
Angelo L Gonzalez
Yasser Boumenir
Kenneth Roth

Isaac Wiedmann
Meghan McClelland
Asim Mohammed Abd El...
Alexander Strange
Biren Gandhi
Sergio Abraham Martinez...
Jaspreet Singh
Paul Aho
Ed Strasbourger
Morris Gelman
Aaron Freed
Andrea Propersi
Andrew Page
Randal B. Clatworthy
Kevin Bowens
Furkan Saatcioglu
Ted Ainsworth
John Brooks
Jason Linhares
Yuliang Liu
Jean Pierre Placide
Maria Del Carmen Trueba

Dr. Ala M Shaqra
Brett Casbeer
Ben Estep
Santos Boch Oscal
Corey Smith
Stephen Bird
Anthony P Carideo
Jon Edwin Albrecht
Bryan Bloks
Balakrishnen Varadarajan
Santosh Kumar
Richard D. Bush
Andrew Thomas
Eric Wells
Tony Deblauwe
Daniela Triana
Philip Engel
Spencer Ross
Fernando Muniz
Gabriel Gomez
Gabriel Schmidtke
Michael Scott Peterson

Thank You!

From the Womp Team



Gabriela Trueba
Founder / CEO



Alicia Riccio
Operations Manager
CAD + 3D print expert, 3D scanning engineer. Experience: Abraham Cruzvillegas + Dan Colen Studio



Laure Adamo
Head of Design
CAD expert, business strategist, UI/UX designer. Experience: Starwood + Morris Adjmi Architects



Hunter Fortuin
Lead Developer CTO
Backend + fullstack developer. Experience: Operations and logistics Ecovative full stack at Pub G.



Nicholas Anderson
Engineering Consultant/Advisor
Mechatronics Engineer. Principal Engineer RoadNarrows Robotics. Founder of Acata / NICKANDERSONCO



Michael Goldstein
Advisor
Former CEO Toys"R"Us.



Peter Dolch
Advisor
President CEO Thaumaturgix, Inc. New York Angels Member. MIT Alumni.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gabriela Trueba	CEO and President @ Womp	2016

Officers

OFFICER	TITLE	JOINED
Gabriela Trueba	President CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Gabriela Trueba	6,670,000 Common Units	66.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2017	$80,000	Common Stock	Other
02/2017	$50,000	Common Stock	Other
05/2017	$120,000	Common Stock	Other

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Units	10,000,000	10,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Single founder company- if anything happens to the founder, the company would have no founding team leadership.

We may encounter issues and roadblocks with software development since it is highly complex and new. We may encounter longer development times than expected.

As a single Female founder, raising capital has been a challenge and may continue to prove challenging in future fundraising.

Our competitors could copy and beat us to market. Although we are still confident we can build it better.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Womp Studio LLC

- Delaware Corporation
- Organized September 2016
- 3 employees

19 morris ave
Brooklyn NY 11205

http://womp.xyz

Business Description

Refer to the Womp profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Womp is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/womp/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* ***Terms*** *&* ***Privacy Policy****. If investing, you accept our* ***Investor Agreement****. You may also view our* ***Privacy Notice****.*